Exhibit 21.1

LIST OF SUBSIDIARIES OF OTELCO INC.

EXACT NAME OF SUBSIDIARY AS SPECIFIED IN ITS CHARTER	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION

Brindlee Mountain Telephone Company	Alabama
Blountsville Telephone Company Inc.	Alabama
Communications Design Acquisition Corp.	Delaware
CRC Communications of Maine, Inc.	Delaware
Hopper Telecommunications Company, Inc.	Alabama
Imagination, Inc.	Missouri
Mid-Maine Telecom, Inc.	Maine
Mid-Maine TelPlus	Maine
Mid-Missouri Holding Corp.	Delaware
Mid-Missouri Telephone Corp.	Missouri
Otelco Telecommunications LLC	Delaware
Otelco Telephone LLC	Delaware
Saco River Telegraph and Telephone Company	Delaware
The Granby Telephone & Telegraph Company of Massachusetts, Inc.	Massachusetts
The Pine Tree Telephone and Telegraph Co., Inc.	Maine
War Acquisition Corp. (d.b.a. War Telephone Co.)	Delaware